UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 001-40649

REE AUTOMOTIVE LTD.

(Translation of registrant’s name into English)

Kibbutz Glil-Yam 4690500, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On July 14, 2023, REE Automotive Ltd. (the “Company”) entered into an At The Market Offering Agreement (the “Offering Agreement”) with H.C. Wainwright & Co., LLC, as agent (“H.C. Wainwright”), pursuant to which the Company may offer and sell, from time to time through H.C. Wainwright, as sales agent, Class A ordinary shares, without par value, of the Company (the “Ordinary Shares”), having an aggregate offering price of up to $35.0 million (the “Ordinary Shares”).

The offer and sale of the Ordinary Shares will be made pursuant to a shelf registration statement on Form F-3 and the related prospectus (File No. 333-266902) filed by the Company with the Securities and Exchange Commission (the “SEC”) on August 16, 2022 and declared effective by the SEC on August 25, 2022, as supplemented by a prospectus supplement (the “Prospectus Supplement”) dated July 14, 2023 and filed with the SEC pursuant to Rule 424(b) under the Securities Act of 1933, as amended (the “Securities Act”). Pursuant to the Prospect Supplement, the Company may offer and sell Ordinary Shares having an aggregate offering price of up to $35.0 million.

Pursuant to the Offering Agreement, sales of Ordinary Shares may be made in transactions that are deemed to be “at the market” offerings as defined in Rule 415 under the Securities Act, including sales made directly or through the Nasdaq Capital Market, or any other existing trading market in the Unites States for the Company’s Ordinary Shares, sales made to or through a market maker other than on an exchange or otherwise, directly to H.C. Wainwright as principal, in negotiated transactions at market prices prevailing at the time of sale or at prices related to such prevailing market prices, or in any other method permitted by law. H.C. Wainwright will use commercially reasonable efforts consistent with its normal trading and sales practices to sell the Ordinary Shares pursuant to the Offering Agreement from time to time, based upon instructions from the Company, including any price or size limits or other customary parameters or conditions the Company may impose.

The Company is not obligated to make any sales of the Ordinary Shares under the Offering Agreement. The offering of Ordinary Shares pursuant to the Offering Agreement will terminate upon the earliest of (a) the sale of all of the Ordinary Shares subject to the Offering Agreement and (b) the termination of the Offering Agreement by H.C. Wainwright or the Company, as permitted therein.

The Company will pay H.C. Wainwright a commission rate equal to 3.0% of the gross sales price from each sale of Ordinary Shares pursuant to the Offering Agreement and has agreed to provide H.C. Wainwright with customary indemnification and contribution rights.

The Offering Agreement contains customary representations and warranties and conditions to the sale of the Ordinary Shares pursuant thereto.

The foregoing description of the Offering Agreement is not complete and is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed herewith as Exhibit 10.1 to this Report on Form 6-K and is incorporated herein by reference.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the Ordinary Shares discussed herein, nor shall there be any offer, solicitation, or sale of securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

This this Form 6-K shall be deemed to be filed with the SEC and incorporated by reference into the Company’s registration statements, including its registration statements on Form S-8 (File No. 333-261130 and File No. 333-272145) and registration statements on Form F-3 (File Nos. 333-266902 and 333-258963), and shall be a part thereof, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

The following exhibits are filed as part of this Form 6-K:

Exhibit No.	Exhibit
5.1	Opinion of Herzog Fox & Neeman, Israeli Counsel to the Company
10.1	Form of At The Market Offering Agreement, dated July 14, 2023, between REE Automotive Ltd. and H.C. Wainwright & Co., LLC
23.1	Consent of Herzog Fox & Neeman, Israeli Counsel to the Company (included in Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 14, 2023

REE Automotive Ltd.

By:	/s/ Avital Futterman
Name:	Avital Futterman
Title:	General Counsel

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